Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Earnings:
Income before income taxes	$22,668	$36,514	$34,474	$62,278
Less: Capitalized interest	(3,871)	(1,810)	(7,669)	(3,386)
Add:
Fixed charges	41,498	27,388	77,314	51,599
Amortization of capitalized interest	193	142	374	276
Adjusted earnings	$60,488	$62,234	$104,493	$110,767
Fixed charges:
Interest expense	$24,708	$12,165	$44,802	$21,656
Amortization of debt costs	659	354	1,223	684
Rent expense representative of interest	16,131	14,869	31,289	29,259
Total fixed charges	$41,498	$27,388	$77,314	$51,599
Ratio of earnings to fixed charges	1.46	2.27	1.35	2.15